Exhibit 16.1

March 28, 2013

Securities and Exchange Commission

450 5th Street NW

Washington, DC 20549

Ladies and Gentlemen:

On March 25, 2013, we provided notice of our resignation as the independent registered public accounting firm for American Crystal Sugar Company (the Company), as of the date of the filing of the Company’s interim report on Form 10-Q for the period ended February 28, 2013, or April 30, 2013, whichever date is earlier.

We have read the Company’s disclosure set forth in Item 4.01, “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated March 29, 2013, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm.

Sincerely,

/s/ Eide Bailly LLP

Eide Bailly LLP